SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 4, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosure:

One press release relating to Clariant.

Press Release

Your Contact:
Corinne Hoff	Tony Roddam
Aventis Global Media Relations	Aventis Global Media Relations
Tel.: +33 3 88 99 19 16	Tel.: +33 3 88 99 11 38
Corinne.Hoff@Aventis.com	Tony.Roddam@Aventis.com

Aventis divests entire Clariant stake

Divestiture another step toward pure focus on pharmaceuticals

Strasbourg, France, November 4, 2003 - Aventis announced today that it has divested its entire 11.85% holding in the Swiss chemical company Clariant as part of its strategy to focus on pharmaceuticals. The sale was made to selected institutional investors at a price of CHF 19.25 per share.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France.

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com

Address for visitors: 16, Avenue de l’Europe · Espace Européen de l’Entreprise · F-67300 Schiltigheim

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: November 4, 2003	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel

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